As filed with the Securities and Exchange Commission on September 12, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

MICROMET, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	52-2243564 (I.R.S. Employer Identification No.)

2110 Rutherford Road
Carlsbad, California 92008
(760) 494-4200
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Christian Itin
President and Chief Executive Officer
Micromet, Inc.
2110 Rutherford Road
Carlsbad, CA 92008
(760) 494-4200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Christian E. Plaza, Esq.
Darren K. DeStefano, Esq.
Cooley Godward LLP
One Freedom Square, Reston Town Center
11951 Freedom Drive
Reston, VA 20190-5656
(703) 456-8000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
		Maximum	Proposed Maximum	Amount of
	Amount to be	Offering Price	Aggregate Offering	Registration
Title of Each Class of Securities To Be Registered	Registered(1)	Per Share (2)	Price(2)	Fee
Common Stock, par value $0.00004	6,536,193 (3)	$2.49	$16,275,120.57	$1,741.44

(1)	Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act. The price per share and aggregate offering price are based on the average of the high and low sales prices of the registrant’s common stock on September 6, 2006, as reported on the Nasdaq Global Market.

(3)	Includes 285,000 shares of common stock that may be issued upon the exercise of a warrant.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 12, 2006
PROSPECTUS
6,536,193 Shares of Common Stock

     This prospectus relates to the resale of up to 6,536,193 shares of our common stock that we may issue to the selling stockholder listed in the section beginning on page 26 of this prospectus. The shares of common stock offered under this prospectus by the selling stockholder are issuable to Kingsbridge Capital Limited, or Kingsbridge, pursuant to a common stock purchase agreement between Micromet, Inc. and Kingsbridge, dated August 30, 2006, and a warrant we issued to Kingsbridge on that date. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder.
     The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may sell its shares of common stock in the section titled “Plan of Distribution” on page 28. We will not be paying any underwriting discounts or commissions in this offering.
     The common stock is traded on the NASDAQ Global Market under the symbol “MITI.” On September 11, 2006, the reported closing price of the common stock was $2.75 per share.

     An investment in the shares offered hereby involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September      , 2006.

ABOUT THIS PROSPECTUS
          You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

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PROSPECTUS SUMMARY
          This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, before making an investment decision.
MICROMET, INC.
          We are a biopharmaceutical company focusing on the development of novel, proprietary antibody-based products for cancer, inflammatory and autoimmune diseases.
          On May 5, 2006, CancerVax Corporation completed a merger with Micromet AG, a privately-held German company, pursuant to which CancerVax’s wholly owned subsidiary, Carlsbad Acquisition Corporation, merged with and into Micromet Holdings, Inc., a newly created parent corporation of Micromet AG. Micromet Holdings became a wholly owned subsidiary of CancerVax and was the surviving corporation in the merger. CancerVax issued to Micromet AG stockholders shares of CancerVax common stock and CancerVax assumed all of the stock options, stock warrants and restricted stock of Micromet Holdings outstanding as of May 5, 2006, such that the former Micromet AG stockholders, option holders, warrant holders and note holders owned, as of the closing, approximately 67.5% of the combined company on a fully-diluted basis and former CancerVax stockholders, option holders and warrant holders owned, as of the closing, approximately 32.5% of the combined company on a fully-diluted basis. In connection with the merger, CancerVax was renamed “Micromet, Inc.” and our Nasdaq National Market ticker symbol was changed to “MITI.”
          Our product pipeline consists of two clinical product candidates, adecatumumab (MT201) and MT103, and six preclinical product candidates, D93, MT110, MT203, MT204, BiTE®-I and BiTE®-II. This does not include a clinical candidate, SAI-EGF, and preclinical product candidates SAI-TGF and SAI-EGFR, which we plan to out-license. To date, we have incurred significant expenses and have not achieved any revenues from sales of products.
          We began our clinical program for our lead product candidate (adecatumumab) with a Phase 1 clinical trial in patients with hormone-refractory prostate cancer in September 2001 in Germany. Phase 2 clinical trials were started in February 2004 in patients with prostate cancer and in March 2004 in patients with metastatic breast cancer. Adecatumumab (MT201) is being evaluated as a monotherapy in these two clinical trials. In addition, adecatumumab (MT201) is being evaluated in a Phase 1 clinical trial in combination with docetaxel in patients with metastatic breast cancer. An Investigational New Drug Application, or IND, was approved by the Food and Drug Administration, or FDA, in November 2004 for a Phase 2 clinical trial in patients with metastatic breast cancer.
          A second clinical program, MT103, a BiTE® compound, is currently in a Phase 1 dose escalation clinical trial in patients with indolent non-Hodgkin’s Lymphoma, or NHL. In August 2006, MedImmune, our collaborator for MT103, filed an IND with the FDA for MT103. Pending FDA review, MedImmune intends to conduct a Phase 1 dose escalation trial in the United States, in patients with B-cell-derived NHL who have not responded to or have become refractory to previous therapies.
          In addition, we have product candidates in pre-clinical development including BiTE® molecules and therapeutic human antibodies that may be used to treat patients with cancer and inflammatory and autoimmune diseases.
          We believe that our novel technologies, product candidates and clinical development experience in these fields will continue to enable us to identify and develop promising new product candidates in these important markets.
          Each of our programs will require many years and significant costs to advance through development. Typically it takes many years from the initial identification of a lead compound to the completion of pre-clinical and clinical trials, before applying for possible marketing approval from the FDA, the European Medicines Agency (the “EMEA”) or other equivalent international regulatory agencies. The risk that a program has to be terminated, in part or in full, for safety reasons, or lack of adequate efficacy is very high. In particular, we can neither predict which — if any — potential product candidates can be successfully developed and for which marketing approval may be obtained, nor predict the time and cost to complete development.
          As we obtain results from pre-clinical studies or clinical trials, we may elect to discontinue clinical trials for certain product candidates for safety and/or efficacy reasons. We may also elect to discontinue development of one or more product candidates in order to focus our resources on more promising product candidates. Our business strategy includes entering into collaborative

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agreements with third parties for the development and commercialization of our product candidates. Depending on the structure of such collaborative agreements, a third party may take over the clinical trial process for one of our product candidates. In such a situation, the third party, rather than us, may in fact control clinical development and commercialization decisions for the respective product candidate. Consistent with our business model, we may enter into additional collaboration agreements in the future. We cannot predict the terms of such agreements or their potential impact on our capital requirements. Our inability to complete our research and development projects in a timely manner, or our failure to enter into new collaborative agreements, when appropriate, could significantly increase our capital requirements and affect our liquidity.
          Since our inception, we have financed our operations through private placements of preferred stock, government grants for research, research-contribution revenues from our collaborations with pharmaceutical companies, debt financing and, more recently by accessing the capital resources of CancerVax through the merger and through a private placement of common stock and associated warrants. We intend to continue to seek funding through public or private financings in the future. If we are successful in raising additional funds through the issuance of equity securities, stockholders may experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to existing stockholders. If we are successful in raising additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business. There can be no assurance that we will be successful in raising additional capital on acceptable terms, or at all. Based on our capital resources as of the date of this prospectus, and without taking into account our committed equity financing facility with Kingsbridge Capital Limited described below, we believe that we have adequate resources to fund our operations into the third quarter of 2007.
          Currently, we have strategic collaborations with Serono International S.A. and MedImmune, Inc. to develop therapeutic antibodies in cancer. We also have an exclusive marketing agreement with Enzon, Inc. to market and license to third parties the companies’ respective single-chain antibody patent estates. See “Risk Factors” for a discussion of risks relating to our business and owning our capital stock.
          We were incorporated in Delaware in 1998. Our principal executive offices are located at 2110 Rutherford Road, Carlsbad, California 92008, and our main telephone number is (760) 494-4200. Our Web site is located on the world wide web at http://www.micromet-inc.com. We do not incorporate by reference into this prospectus the information on, or accessible through, our Web site, and you should not consider it as part of this prospectus.

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EQUITY FINANCING FACILITY WITH KINGSBRIDGE
          On August 30, 2006, we entered into a committed equity financing facility, or CEFF, with Kingsbridge, pursuant to which Kingsbridge committed to purchase, subject to certain conditions, up to $25 million of our common stock. In connection with the CEFF, we entered into a common stock purchase agreement and registration rights agreement with Kingsbridge, both dated August 30, 2006, and on that date we also issued a warrant to Kingsbridge to purchase 285,000 shares of our common stock at an exercise price of $3.2145 per share. This warrant is exercisable beginning on the six-month anniversary of the date of issuance of the warrant and, subject to the terms of the warrant, will remain exercisable for a period of five years thereafter.
          The common stock purchase agreement entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to an aggregate of $25 million, subject to certain conditions and restrictions. The shares of common stock that may be issued to Kingsbridge under the common stock purchase agreement and the warrant will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended, or the Securities Act. Pursuant to the registration rights agreement, we have filed a registration statement of which this prospectus is a part, covering the possible resale by Kingsbridge of any shares that we may issue to Kingsbridge under the common stock purchase agreement or upon exercise of the warrant. Through this prospectus, the selling stockholder may offer to the public for resale shares of our common stock that we may issue to Kingsbridge pursuant to the common stock purchase agreement, or that Kingsbridge may acquire upon exercise of the warrant.
          For a period of 36 months from the first trading day following the effectiveness of the registration statement of which this prospectus is a part, we may, from time to time, at our discretion, and subject to certain conditions that we must satisfy, draw down funds under the CEFF by selling shares of our common stock to Kingsbridge. The purchase price of these shares will be at a discount of up to fourteen percent from the volume weighted average price of our common stock for each of the eight trading days following our election to sell shares, or “draw down” under the CEFF. The discount on each of these eight trading days will be determined as follows:

	PERCENT OF	(APPLICABLE
VWAP*	VWAP	DISCOUNT)

Greater than $10.00 per share	94%	(6)%
Greater than $8.00 per share but less than or equal to $10.00 per share	92%	(8)%
Greater than $4.35 per share but less than or equal to $8.00 per share	90%	(10)%
Greater than $2.50 per share but less than or equal to $4.35 per share	88%	(12)%
Greater than $2.00 per share but less than or equal to $2.50 per share	86%	(14)%

*	As set forth in the common stock purchase agreement, “VWAP” means the volume weighted average price (the aggregate sales price of all trades of our common stock during each trading day divided by the total number of shares of common stock traded during that trading day) of our common stock during any trading day as reported by Bloomberg, L.P. using the AQR function. The VWAP and corresponding discount will be determined for each of the eight trading days during a draw down pricing period.
          During the eight trading day pricing period for a draw down, if the VWAP for any one trading day is less than the greater of (i) $2.00 or (ii) 85% of the closing price of our common stock on the trading day immediately preceding the beginning of the draw down period, the VWAP for that trading day will not be used in calculating the number of shares to be issued in connection with that draw down, and the draw down amount for that pricing period will be reduced by one-eighth of the draw down amount initially specified. In addition, if trading in our common stock is suspended for any reason for more than three consecutive or non-consecutive hours during any trading day during a draw down pricing period, that trading day will not be used in calculating the number of shares to be issued in connection with that draw down, and the draw down amount for that pricing period will be reduced by one-eighth of the draw down amount initially specified.
          The maximum number of shares of common stock that we can issue pursuant to the CEFF is 6,251,193 shares. An additional 285,000 shares of common stock are issuable if Kingsbridge exercises the warrant that we issued to it in connection with Kingsbridge’s entry into the CEFF. We intend to exercise our right to draw down amounts under the CEFF, if and to the extent available, at such times as we have a need for additional capital and when we believe that sales of stock under the CEFF provide an appropriate means of raising capital.
          Our ability to require Kingsbridge to purchase our common stock is subject to various limitations. We can make draw downs to a percentage of our market capitalization at the time of the draw down (which percentage ranges from 1.0% to 1.5% depending upon our market capitalization at the time of the draw down), or $5.0 million, whichever is less. Unless we and Kingsbridge agree

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otherwise, a minimum of ten trading days must elapse between the expiration of any draw down pricing period and the beginning of the next succeeding draw down pricing period.
          During the term of the CEFF, without the prior written consent of Kingsbridge, we may not (i) issue any rights, warrants or options to subscribe for or purchase our common stock, or any other securities directly or indirectly convertible into or exchangeable or exercisable into shares of our common stock, at an effective conversion, exchange or exercise price that varies or may vary with or is otherwise issuable in relation to the market price of our common stock, including by way of one or more resets to any fixed price; (ii) make any “at-the-market offering” (as defined in Rule 415(a)(4) under the Securities Act or any successor rule thereto) of our securities, other than (A) a customary, firm-commitment underwritten public offering or (B) an unregistered private placement of our common stock where the price per share of such common stock is fixed upon the signing of definitive documentation of the sale, but not afterwards; or (iii) enter into any equity line or other form of financing that is substantially similar to the arrangement provided for in the CEFF. We refer to each such transaction described in this paragraph as a Prohibited Transaction.
          The issuance of our common stock under the CEFF or upon exercise of the Kingsbridge warrant will have no effect on the rights or privileges of existing holders of common stock except that the economic and voting interests of each stockholder will be diluted as a result of the issuance. Although the number of shares of common stock that stockholders presently own will not decrease, these shares will represent a smaller percentage of our total shares that will be outstanding after any issuances of shares of common stock to Kingsbridge. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Such issuances will have a dilutive effect and may further decrease our stock price.
          Kingsbridge agreed in the common stock purchase agreement that during the term of the CEFF, neither Kingsbridge nor any of its affiliates, nor any entity managed or controlled by it, will enter into any short sale of any shares of our common stock or engage, through related parties or otherwise, in any derivative transaction directly related to shares of our common stock. In addition, Kingsbridge agreed that neither Kingsbridge nor any of its affiliates, nor any entity managed or controlled by it, will sell during any draw down pricing period any shares of our common stock, other than shares of our common stock purchased (or to be purchased) during that draw down pricing period.
          Before Kingsbridge is obligated to buy any shares of our common stock pursuant to a draw down, the following conditions, none of which is in the control of Kingsbridge, must be met as of the draw down exercise date and the date upon which each settlement of the purchase and sale of our common stock occurs:
•	Each of our representations and warranties in the common stock purchase agreement must be true and correct in all material respects as of the date when made as though made at that time, except for representations and warranties that are expressly made as of a particular date.

•	We must have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the common stock purchase agreement, the registration rights agreement and the warrant to be performed, satisfied or complied with by us.

•	We must have complied in all respects with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the common stock purchase agreement and the consummation of the transactions contemplated by it, except for any failure to so comply which could not reasonably be expected to have a material adverse effect on us.

•	The registration statement, which includes this prospectus, shall have previously become effective and shall remain effective.

•	We shall not have knowledge of any event that could reasonably be expected to have the effect of causing the registration statement of which this prospectus is a part to be suspended or otherwise ineffective.

•	Trading in our common stock shall not have been suspended by the Securities and Exchange Commission, or the SEC, the Nasdaq Global Market or the National Association of Securities Dealers and trading in securities generally on the Nasdaq Global Market shall not have been suspended or limited.

•	No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority which prohibits the consummation of any of the transactions contemplated by the common stock purchase agreement.

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•	No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against us or any of our officers, directors or affiliates seeking to enjoin, prevent or challenge the transactions contemplated by the common stock purchase agreement.

•	We shall have sufficient shares of common stock, calculated using the closing trade price of the common stock as of the trading day immediately preceding a draw down, registered under the registration statement of which this prospectus is a part to issue and sell such shares in accordance with such draw down.

•	The warrant to purchase 285,000 shares of our common stock shall have been duly executed, delivered and issued to Kingsbridge, and we shall not be in default in any material aspect under the warrant.

•	We shall be current on all undisputed expense invoices that we are required to pay under Section 10.01 of the common stock purchase agreement.
          There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the common stock purchase agreement or that we will be able to draw down any portion of the amounts available under the CEFF. We may terminate the CEFF on one business day’s notice to Kingsbridge at any time, except that we may not terminate the CEFF during a draw down pricing period. In addition, Kingsbridge has the right to terminate the CEFF on one business day’s notice to us in the event that:
•	we enter into a Prohibited Transaction;

•	the registration statement, of which this prospectus is a part, is not declared effective on or before February 26, 2007;

•	after the first twelve-month period of the CEFF we fail to make cumulative draw downs of at least $1,250,000 during any consecutive twelve-month period; or

•	we breach a material representation, warranty or covenant under the common stock purchase agreement, which is not remedied within ten business days after notice of such breach is delivered to us by Kingsbridge.
          We also entered into a registration rights agreement with Kingsbridge, dated August 30, 2006. Pursuant to the registration rights agreement, we have filed a registration statement, which includes this prospectus, with the SEC relating to the resale by Kingsbridge of any shares of common stock purchased by Kingsbridge under the common stock purchase agreement or issued to Kingsbridge as a result of the exercise of the Kingsbridge warrant. The effectiveness of this registration statement is a condition precedent to our ability to sell common stock to Kingsbridge under the common stock purchase agreement. We are entitled in certain circumstances, including the existence of certain kinds of nonpublic information, to deliver a “blackout” notice to Kingsbridge to suspend the use of this prospectus and prohibit Kingsbridge from selling shares under this prospectus. If we deliver a blackout notice in the 15 trading days following a settlement of a draw down, or if the registration statement of which this prospectus is a part is not effective in circumstances not permitted by the registration rights agreement, then we must pay certain amounts to Kingsbridge (or issue Kingsbridge additional shares in lieu of payment) as liquidated damages.
          The foregoing summary of the CEFF does not purport to be complete and is qualified by reference to the common stock purchase agreement, the registration rights agreement and the warrant, copies of which have been filed as exhibits to our current report on Form 8-K filed with the SEC on August 31, 2006, which report has been incorporated by reference into this prospectus.

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RISK FACTORS
          Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors described below, and all other information contained in or incorporated by reference in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and could result in a complete loss of your investment.
Risks Relating to Our Clinical and Regulatory Matters
Our preliminary review of the final results of our Phase 2 clinical trial of adecatumumab, or MT201, in patients with prostate cancer suggests that the primary endpoint of the trial was not reached and, if final assessment of the trial results do not warrant continuation of the development program in this indication, we may discontinue development of this product candidate in prostate cancer.
          Our preliminary review of the final results from our Phase 2 clinical trial of adecatumumab, or MT201, in patients with prostate cancer indicates that the primary endpoint (mean change in prostate specific antigen, compared to placebo control) was not reached in the trial. An expert review meeting performed earlier this year suggested that additional post-hoc sub-analyses be performed before coming to a final assessment of this trial. These sub-analyses have been performed and, although a final assessment has not yet been completed, it appears that some measurable level of biological activity was observed in patients with high EpCAM expression. If, upon final assessment, we, and our partner Serono conclude that the results of the trial do not warrant continuation of the development of adecatumumab for the treatment of prostate cancer (or a suitable alternative indication), this would have a material adverse impact on our expected future results of operations.
Based upon our preliminary review of the final results of our Phase 2 clinical trial of adecatumumab, or MT201, in patients with metastatic breast cancer, it appears that the trial did not reach its primary endpoint and, if final assessment of the trial results do not warrant continuation of the development program in this indication, we may discontinue development of this product candidate in breast cancer.
          We previously have reported that our initial review of the preliminary radiography assessments from our Phase 2 clinical trial of adecatumumab in patients with metastatic breast cancer suggested that the trial had more likely than not met its primary clinical endpoint (clinical benefit rate at week 24). We also reported that the radiographs from the patients in this clinical trial would be subjected to the assessment of an independent review board, as some centralized radiology assessments differed from the radiology assessments performed at the local clinical trial sites.
          Such radiographs have now been reviewed and the database used to perform the analysis has now been locked and is currently subject to a formal assessment, which will not be completed until later this year. Based upon our initial assessment of the final data set, it now appears that the trial more likely than not failed to satisfy its primary clinical endpoint. However, based on the data that we have reviewed thus far, we believe that the results of the trial are nevertheless encouraging as they appear to indicate clinical activity for adecatumumab, particularly in patients with high EpCAM expression. Moreover, based upon our current assessment, it does not appear that there were significant safety concerns observed during the trial.
          A final assessment of the study data will not be possible until a full analysis of the data has been performed, which is currently anticipated to occur in the fourth quarter of 2006. Based upon our preliminary review of the final results of this trial, we currently expect to continue with the development of adecatumumab. However, if upon final assessment we and our partner Serono conclude that the results of the trial do not warrant continuation of the development of adecatumumab for the treatment of breast cancer (or a suitable alternative indication), this would have a material adverse impact on our future results of operations.
We previously terminated three Phase 1 trials involving short-term infusion regimens of MT103 due to the adverse event profile and a lack of perceived tumor response, and there can be no assurance that our current continuous infusion Phase 1 clinical trial of MT103 will produce a different outcome.
          In April 2004, we initiated a Phase 1, dose finding clinical trial designed to evaluate the safety and tolerability of a continuous intravenous infusion of MT103 over 4-8 weeks at different dose levels in patients with relapsed Non-Hodgkin’s Lymphoma. We previously terminated three other Phase 1 clinical trials for MT103, which involved a short-term, as opposed to a continuous, infusion of MT103, due to adverse events and the lack of observed tumor responses. We have redesigned the dosing

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regimen for our ongoing Phase 1 clinical trial and, based upon the preliminary data, we currently are seeing considerably fewer adverse events in response to the new dosing regimen. We have also seen objective tumor responses at the current highest dose level tested (15 µg/m2/d). There can be no assurance that our ongoing, continuous-infusion clinical trial will not produce an unacceptable level of adverse events or that the final evaluation will not indicate a lack of efficacy.
Risks Relating to Our Financial Results and Need for Financing
We have a history of losses, we expect to incur substantial losses and negative operating cash flows for the foreseeable future and we may never achieve profitability.
          We have incurred losses from the inception of Micromet through June 30, 2006, and we expect to incur substantial losses for the foreseeable future. We have no current sources of material ongoing revenue, other than expense reimbursement and milestone payments from our current collaborators, Serono and MedImmune. We have not commercialized any products to date, either alone or with a third party collaborator. If we are not able to commercialize any products, whether alone or with a collaborator, we may not achieve profitability. Even if our collaboration agreements provide funding for a portion of our research and development expenses for some of our programs, we expect to spend significant capital to fund our internal research and development programs for the foreseeable future. As a result, we will need to generate significant revenues in order to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business. Our failure to become and remain profitable may depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.
We will require additional financing, which may be difficult to obtain and may dilute your ownership interest in us. If we fail to obtain the capital necessary to fund our operations, we will be unable to develop or commercialize our product candidates and our ability to operate as a going concern may be adversely affected.
          We will require substantial funds to continue our research and development programs and our future capital requirements may vary from what we expect. There are factors that may affect our future capital requirements and accelerate our need for additional financing. Many of these factors are outside our control, including the following:
•	continued progress in our research and development programs, as well as the magnitude of these programs;

•	our ability to establish and maintain collaborative arrangements;

•	the timing, receipt and amount of research funding and milestone, license, royalty and other payments, if any, from collaborators;

•	the timing, receipt and amount of sales revenues and associated royalties to us, if any, from our product candidates in the market;

•	our ability to sell shares of our common stock under our CEFF with Kingsbridge;

•	the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and technology license fees;

•	costs associated with litigation, including our ongoing litigation with Curis, Inc.; and

•	competing technological and market developments.
          We have filed a shelf registration statement, declared effective by the Securities and Exchange Commission on December 9, 2004, under which we may raise up to $80 million through the sale of our common stock. This shelf registration statement became inactive in March 2006, and we may decide to activate it by filing a post-effective amendment in the future. We expect to seek additional funding through public or private financings and may seek additional funding for programs that are not currently licensed to collaborators, from new strategic collaborators. However, the biotechnology market in general, and the market for our common stock, in particular, is likely to be highly volatile. Due to market conditions and the status of our product development pipeline, additional funding may not be available to us on acceptable terms, or at all. Having insufficient funds may require us to delay, scale back or

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eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern.
          If we raise additional funds through the issuance of equity securities, our stockholders may experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to existing stockholders. If we raise additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business and make distributions to our stockholders. We also could elect to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain technologies, product candidates or products.
          We have an outstanding promissory note issued to Curis in the amount of €2.0 million, or $2.5 million. Curis has filed a lawsuit against us claiming that the merger triggered our obligation to repay the note. We dispute Curis’ position, but agree that an amount of €533,000, or $667,000, of the loan will become payable in October 2006. Our maximum exposure is the amount claimed of €2.0 million, or approximately $2.5 million based on the Euro/U.S. dollar exchange rate as of June 30, 2006, plus the costs of the proceedings. In addition, if Curis prevails in the proceeding, it would be entitled to interest on the claimed amount of €2.0 million, or $2.5 million, at the base rate of the European Central Bank plus 8%, accruing from the time of default. In the event that we are required to immediately repay any substantial portion or all of the amounts outstanding under this note, it would have a material adverse effect on our financial resources in the near term.
Our committed equity financing facility with Kingsbridge may not be available to us if we elect to make a draw down, may require us to make additional “blackout” or other payments to Kingsbridge and may result in dilution to our stockholders.
          In August 2006, we entered into a committed equity financing facility, or CEFF, with Kingsbridge Capital Limited, or Kingsbridge. The CEFF entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, shares of our common stock for cash consideration up to an aggregate of $25 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include:
•	a minimum price for our common stock of $2.00 per share;

•	the accuracy of representations and warranties made to Kingsbridge;

•	our compliance with laws; and

•	the effectiveness of a registration statement registering for resale the shares of common stock to be issued in connection with the CEFF.
          Kingsbridge is permitted to terminate the CEFF by providing written notice to us upon the occurrence of certain events. If we are unable to access funds through the CEFF, or if Kingsbridge terminates the CEFF, we may be unable to access capital on favorable terms, or at all.
          We are entitled, in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the resale registration statement and prohibit Kingsbridge from selling shares under the resale registration statement for a certain period of time. If we deliver a blackout notice in certain circumstances, or if the resale registration statement is not effective in circumstances not permitted by the agreement, then we must make a payment to Kingsbridge, or issue Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares purchased by Kingsbridge in the most recent draw down and held by Kingsbridge immediately prior to the blackout period and the change in the market price of our common stock during the period in which the use of the registration statement is suspended. If the trading price of our common stock declines during a suspension of the resale registration statement, the blackout or other payment could be significant.
          Should we sell shares to Kingsbridge under the CEFF, or issue shares in lieu of a blackout payment, it will have a dilutive effect on the holdings of our current stockholders and may result in downward pressure on the price of our common stock. If we draw down under the CEFF, we will issue shares to Kingsbridge at a discount of up to 14% from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing and may further decrease our share price.

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Our quarterly operating results and stock price may fluctuate significantly.
          We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations at any given time, will be based primarily on the following factors:
•	the status of development of our product candidates;

•	the time at which we enter into research and license agreements with strategic collaborators that provide for payments to us, and the timing and accounting treatment of payments to us, if any, under those agreements;

•	whether or not we achieve specified research or commercialization milestones under any agreement that we enter into with collaborators and the timely payment by commercial collaborators of any amounts payable to us;

•	the addition or termination of research programs or funding support;

•	the timing of milestone and other payments that we may be required to make to others;

•	variations in the level of expenses related to our product candidates or potential product candidates during any given period; and

•	the progress of our integration activities.
          These factors may cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.
If the estimates we make and the assumptions on which we rely in preparing our financial statements prove inaccurate, our actual results may vary significantly.
          Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges taken by us and related disclosure. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you that our estimates, or the assumptions underlying them, will be correct. Accordingly, our actual financial results may vary significantly from the estimates contained in our financial statements.
Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.
          Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs are subject to further review, interpretation and guidance from relevant accounting authorities, including the Securities and Exchange Commission. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this filing.
Our operating and financial flexibility, including our ability to borrow money, is limited by certain debt arrangements.
          In December 2004, CancerVax entered into a loan and security agreement with a financing institution, and borrowed the full $18.0 million available under this credit facility. In order to secure its obligations under this loan and security agreement, CancerVax granted the bank a first priority security interest in substantially all of its assets, excluding its intellectual property. CancerVax used the proceeds from the loan agreement primarily to construct and equip an additional production suite in its manufacturing facility and to create additional warehouse and laboratory space to support its manufacturing operations. The terms of our loan and security agreement require that it be repaid in full upon the occurrence of a change of control event.

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          The loan agreement contains various customary affirmative and negative covenants, including, without limitation:
•	financial reporting;

•	limitation on liens;

•	limitations on the occurrence of future indebtedness;

•	maintenance of a minimum amount of cash in deposit accounts of our lenders or in the accounts of affiliates of our lenders;

•	limitations on mergers and other consolidations;

•	limitations on dividends;

•	limitations on investments; and

•	limitations on transactions with affiliates.
          In addition, under this loan agreement, we are generally obligated to maintain, as of the last day of each quarter, cash, cash equivalents and securities available-for-sale in an amount at least equal to the greater of (i) our quarterly cash burn multiplied by 2 or (ii) the then outstanding principal amount of the obligations under such agreement multiplied by 1.5. In the event that we breach this financial covenant, we are obligated to pledge and deliver to the bank a certificate of deposit in an amount equal to the aggregate outstanding principal amount of the obligations under such agreement.
          Our loan agreements contain certain customary events of default, which generally include, among others, non-payment of principal and interest, violation of covenants, cross defaults, the occurrence of a material adverse change in our ability to satisfy our obligations under our loan agreements or with respect to one of our lender’s security interest in our assets and in the event we are involved in certain insolvency proceedings. Upon the occurrence of an event of default, our lenders may be entitled to, among other things, accelerate all of our obligations and sell our assets to satisfy our obligations under our loan agreements. In addition, in an event of default, our outstanding obligations may be subject to increased rates of interest.
          In addition, we may incur additional indebtedness from time to time to finance acquisitions, investments or strategic alliances or capital expenditures or for other purposes. Our level of indebtedness could have negative consequences for us, including the following:
•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;

•	we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

•	our debt level reduces our flexibility in responding to changing business and economic conditions; and

•	our business and financial condition would be adversely affected if we are unable to service our indebtedness or obtain additional financing, as needed.
Risks Relating to Our Common Stock
Substantial sales of shares may impact the market price of our common stock.
          Substantially all of the outstanding shares of our common stock are eligible for resale in the public market. A significant portion of these shares are held by a small number of stockholders. As noted elsewhere in this prospectus, we have filed a registration statement of which this prospectus is a part for the resale of the shares of common stock issuable in connection with the CEFF and the

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shares of common stock underlying the warrant we issued to Kingsbridge in connection with our entering into the CEFF. We have also registered shares of our common stock that we may issue under our stock incentive plans and employee stock purchase plan. These shares generally can be freely sold in the public market upon issuance. If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or issued pursuant to the CEFF, the market price of our common stock may decline. In addition, the perceived risk of dilution from sales of our common stock to or by Kingsbridge in connection with the CEFF may cause holders of our common stock to sell their shares, or it may encourage short selling by market participants, which could contribute to a decline in our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.
Our stock price may be volatile, and you may lose all or a substantial part of your investment.
          The market price for our common stock is volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including:
•	the financial markets’ acceptance of the merger between Micromet and CancerVax, and our ability to successfully integrate our operations following the merger;

•	our ability to upgrade and implement our disclosure controls and our internal control over financial reporting;

•	our ability to successfully raise capital to fund our continued operations;

•	our ability to successfully develop our product candidates within acceptable timeframes;

•	changes in the regulatory status of our product candidates;

•	changes in significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;

•	the execution of new contracts or termination of existing contracts related to our clinical or preclinical product candidates;

•	announcements of the results of clinical trials by companies with product candidates in the same therapeutic category as our product candidates;

•	events affecting our collaboration partners;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	announcements of new products or technologies, clinical trial results, commercial relationships or other events by us or our competitors;

•	our ability to successfully complete sublicensing arrangements with respect to our product candidates that target the EGFR signaling pathway, denatured collagen, GM-CSF and interleukin-2;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel; and

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•	discussions of Micromet or our stock price by the financial and scientific press and online investor communities such as chat rooms.
If our officers and directors choose to act together, they can significantly influence our management and operations in a manner that may be in their best interests and not in the best interests of other stockholders.
          Our officers and directors, together with their affiliates, may significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.
Our stockholder rights plan, anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.
          Our stockholder rights plan and provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. The provisions in our amended and restated certificate of incorporation and bylaws include:
•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising matters of business or making nominations at stockholders’ meetings.
          We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors.
Risks Relating to Our Collaborations
We are dependent on collaborators for the development and commercialization of many of our product candidates. If we lose any of these collaborators, or if they fail or delay in developing or commercializing our product candidates, our anticipated product pipeline and operating results would suffer.
          The success of our strategy for development and commercialization of our product candidates depends upon our ability to form and maintain productive strategic collaborations. We currently have strategic collaborations with Serono and MedImmune. We expect to enter into additional collaborations in the future. Our existing and any future collaborations may not be scientifically or commercially successful.
          The risks that we face in connection with these collaborations include the following:
•	Each of our collaborators has significant discretion in determining the efforts and resources that it will apply to the collaboration. The timing and amount of any future royalty and milestone revenue that we may receive under such collaborative arrangements will depend on, among other things, such collaborator’s efforts and allocation of resources.

•	All of our strategic collaboration agreements are for fixed terms and are subject to termination under various circumstances, including in some cases, on short notice without cause. If Serono or MedImmune were to terminate our agreement with

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them, we may be required to undertake product development, manufacturing and commercialization and we may not have the funds or capability to do this, which could result in a discontinuation or delay of such program.

•	Our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the product candidates and services that are the subject of the collaboration with us.

•	Our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of certain of our product candidates to reach their potential could be limited if our collaborators decrease or fail to increase spending related to such product candidates.
Changes in the laws or regulations of the United States or Cuba related to the conduct of our business with CIMAB may adversely affect our ability to develop and commercialize or sublicense our rights to SAI-EGF and the two other product candidates that we have licensed from that company.
          The United States government has maintained an embargo against Cuba for more than 40 years. The embargo is administered by the Office of Foreign Assets Control, or OFAC, of the U.S. Department of Treasury. Without a license from OFAC, U.S. individuals and companies may not engage in any transaction in which Cuba or Cubans have an interest. In order to enter into and carry out our licensing agreements with CIMAB, we have obtained from OFAC a license authorizing us to carry out all transactions set forth in the license agreements that we have entered into with CIMAB for the development, testing, licensing and commercialization of SAI-EGF, and with CIMAB and YM BioSciences for the two other product candidates that target the EGF receptor signaling pathway. In the absence of such a license from OFAC, the execution of and our performance under these agreements could have exposed us to legal and criminal liability. At any time, there may occur for reasons beyond our control a change in United States or Cuban law, or in the regulatory environment in the U.S. or Cuba, or a shift in the political attitudes of either the U.S. or Cuban governments, that could result in the suspension or revocation of our OFAC license or in our inability to carry out part or all of the licensing agreements with CIMAB. There can be no assurance that the U.S. or Cuban governments will not modify existing law or establish new laws or regulations that may adversely affect our ability to develop, test, license and commercialize these product candidates. Our OFAC license may be revoked or amended at anytime in the future, or the U.S. or Cuban governments may restrict our ability to carry out all or part of our respective duties under the licensing agreements between us, CIMAB and YM BioSciences. Similarly, any such actions may restrict CIMAB’s ability to carry out all or part of its licensing agreements with us. In addition, we cannot be sure that the FDA, EMEA or other regulatory authorities will accept data from the clinical trials of these product candidates that were conducted in Cuba as the basis for our applications to conduct additional clinical trials, or as part of our application to seek marketing authorizations for such product candidates.
          In 1996, a significant change to the United States embargo against Cuba resulted from congressional passage of the Cuban Liberty and Democratic Solidarity Act, also known as the Helms-Burton Bill. That law authorizes private lawsuits for damages against anyone who traffics in property confiscated, without compensation, by the government of Cuba from persons who at the time were, or have since become, nationals of the United States. We do not own any property in Cuba and do not believe that any of CIMAB’s properties or any of the scientific centers that are or have been involved in the development of the technology that we have licensed from CIMAB were confiscated by the government of Cuba from persons who at the time were, or who have since become, nationals of the U.S. However, there can be no assurance that our understanding in this regard is correct. We do not intend to traffic in confiscated property, and have included provisions in our licensing agreements to preclude the use of such property in association with the performance of CIMAB’s obligations under those agreements.
          As part of our interactions with CIMAB, we will be subject to the U.S. Commerce Department’s export administration regulations that govern the transfer of technology to foreign nationals. Specifically, we or our sublicensees, if any, will require a license from the Commerce Department’s Bureau of Industry and Security, or BIS, in order to export or otherwise transfer to CIMAB any information that constitutes technology under the definitions of the Export Administration Regulations, or EAR, administered by BIS. The export licensing process may take months to be completed, and the technology transfer in question may not take place unless and until a license is granted by the Commerce Department. Due to the unique status of the Republic of Cuba, technology that might otherwise be transferable to a foreign national without a Commerce Department license requires a license for export or transfer to a Cuban national. If we or our sublicensees fail to comply with the export administration regulations, we may be subject to both civil and criminal penalties. There can be no guarantee that any license application will be approved by BIS or that a license, once issued, will not be revoked, modified, suspended or otherwise restricted for reasons beyond our control due to a change in U.S.-Cuba policy or for other reasons.

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We may not be successful in establishing additional strategic collaborations, which could adversely affect our ability to develop and commercialize products.
          As an integral part of our ongoing research and development efforts, we periodically review opportunities to establish new collaborations, joint ventures and strategic collaborations for the development and commercialization of products in our development pipeline. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish additional strategic collaborations or other alternative arrangements. Even if we are successful in our efforts to establish a collaboration or agreement, the terms that we establish may not be favorable to us. Finally, such strategic alliances or other arrangements may not result in successful products and associated revenue.
Risks Relating to the Life Sciences Industry, Our Business, Strategy and Operations
We face substantial competition, which may result in our competitors discovering, developing or commercializing products before or more successfully than we do.
          Our product candidates face competition with existing and new products being developed by biotechnology, medical device and pharmaceutical companies, as well as universities and other research institutions. For example, research in the fields of antibody-based therapeutics for the treatment of cancer and autoimmune and inflammatory diseases is highly competitive. A number of entities are seeking to identify and patent antibodies, potentially active proteins and other potentially active compounds without specific knowledge of their therapeutic function. Our competitors may discover, characterize and develop important inducing molecules or genes in advance of us.
          Many of our competitors have substantially greater capital resources, research and development staffs and facilities than we have. Efforts by other biotechnology, medical device and pharmaceutical companies could render our programs or product candidates uneconomical or result in therapies that are superior to those that we are developing alone or with a collaborator. For those programs that we have selected for further internal development, we face competition from companies that are more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly and at a lower cost. For those programs that are subject to a collaboration agreement, competitors may discover, develop and commercialize products, which render our product candidates non-competitive or obsolete. We expect competition to intensify in antibody research as technical advances in the field are made and become more widely known.
The product candidates in our pipeline are in early stages of development and our efforts to develop and commercialize these product candidates are subject to a high risk of failure. If we fail to successfully develop our product candidates, our ability to generate revenues will be substantially impaired.
          The process of successfully developing product candidates for the treatment of human diseases is very time-consuming, expensive and unpredictable and there is a high rate of attrition for product candidates in preclinical development and in clinical trials. All of our product candidates are in early stages of development, so we will require substantial additional financial resources, as well as research, product development and clinical development capabilities, to pursue the development of these product candidates, and we may never develop an approvable product.
          We do not know whether our planned preclinical development or clinical trials for our product candidates will begin on time or be completed on schedule, if at all. In addition, we do not know whether these clinical trials will result in marketable products. We cannot assure you that any of our product candidates will:
•	be successfully developed;

•	prove to be safe and effective in clinical trials;

•	be approved for marketing by United States or foreign regulatory authorities;

•	be adequately protected by our intellectual property rights or the rights of our licensors;

•	be capable of being produced in commercial quantities at acceptable costs;

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•	achieve market acceptance and be commercially viable; or

•	be eligible for third party reimbursement from governmental or private insurers.
          Since our product candidates may have different efficacy profiles in certain clinical indications, sub-indications or patient profiles and we have limited resources, our election to focus on a particular indication, sub-indication and patient profile may result in our failure to capitalize on other potentially profitable applications of our product candidates.
          We have limited financial and managerial resources. These limitations require us to focus on a select group of product candidates in specific therapeutic areas and to forego the exploration of other product opportunities. While our technologies may permit us to work in multiple areas, resource commitments may require trade-offs resulting in delays in the development of certain programs or research areas, which may place us at a competitive disadvantage. Our decisions as to resource allocation may not lead to the development of viable commercial products and may divert resources away from other market opportunities, which ultimately prove to be more profitable.
The development process necessary to obtain regulatory approval is lengthy, complex and expensive. If we and our collaborative partners do not obtain necessary regulatory approvals, then our business will be unsuccessful and the market price of our common stock will substantially decline.
          To the extent that we, or our collaborative partners, are able to successfully advance a product candidate through the clinic, we, or such partner, will be required to obtain regulatory approval prior to marketing and selling such product candidate.
          The process of obtaining FDA and EMEA and other required regulatory approvals is expensive. The time required for FDA and EMEA and other approvals is uncertain and typically takes a number of years, depending on the complexity and novelty of the product candidate. The process of obtaining FDA and EMEA and other required regulatory approvals for many of our product candidates under development is further complicated because some of these product candidates use non-traditional or novel materials in non-traditional or novel ways, and the regulatory officials have little precedent to follow. Moreover, an unrelated biotech company recently observed multiple severe adverse reactions in a Phase 1 trial of an antibody that stimulates T cells. This development could cause the FDA and EMEA or comparable international regulatory authorities to become less supportive of the T-cell related product candidates in our portfolio. With respect to internal programs to date, we have limited experience in filing and prosecuting applications to obtain marketing approval.
          Any regulatory approval to market a product may be subject to limitations on the indicated uses for which we, or our collaborative partners, may market the product. These limitations may restrict the size of the market for the product and affect reimbursement by third-party payers. In addition, regulatory agencies may not grant approvals on a timely basis or may revoke or significantly modify previously granted approvals.
          We and our collaborative partners also are subject to numerous foreign regulatory requirements governing the manufacturing and marketing of our product candidates outside of the United States. The approval procedure varies among countries, additional testing may be required in some jurisdictions, and the time required to obtain foreign approvals often differs from that required to obtain FDA and EMEA approvals. Moreover, approval by the FDA and EMEA does not ensure approval by regulatory authorities in other countries, and vice versa.
          As a result of these factors, we or our collaborators may not successfully begin or complete clinical trials in the time periods estimated, if at all. Moreover, if we or our collaborators incur costs and delays in development programs or fail to successfully develop and commercialize products based upon our technologies, we may not become profitable and our stock price could decline. We and our collaborators are subject to governmental regulations other than those imposed by the FDA and EMEA. We, and any of our collaborators, may not be able to comply with these regulations, which could subject us, or such collaborators, to penalties and otherwise result in the limitation of our or such collaborators’ operations.
          In addition to regulations imposed by the FDA, EMEA and other international regulatory agencies, we and our collaborators are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Research Conservation and Recovery Act, as well as regulations administered by the Nuclear Regulatory Commission, national restrictions on technology transfer, import, export and customs regulations and certain other local, state or federal regulations, or their foreign counterparts. From time to time, other federal agencies and congressional committees or international governmental bodies have indicated an interest in implementing further regulation of biotechnology applications. We are

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not able to predict whether any such regulations will be adopted or whether, if adopted, such regulations will apply to our business, or whether we or our collaborators would be able to comply with any applicable regulations.
We expect to rely heavily on third parties for the conduct of clinical trials of our product candidates. If these clinical trials are not successful, or if we or our collaborators are not able to obtain the necessary regulatory approvals, we will not be able to commercialize our product candidates.
          In order to obtain regulatory approval for the commercial sale of our product candidates, we and our collaborators will be required to complete extensive preclinical studies as well as clinical trials in humans to demonstrate to the FDA, EMEA and other foreign regulatory authorities that our product candidates are safe and effective. We have limited experience in conducting clinical trials and expect to rely primarily on collaborative partners and contract research organizations for their performance and management of clinical trials of our product candidates.
          Clinical development, including preclinical testing, is a long, expensive and uncertain process. Accordingly, preclinical testing and clinical trials, if any, of our product candidates under development may not be successful. We and our collaborators could experience delays in preclinical or clinical trials of any of our product candidates, obtain unfavorable results in a development program, or fail to obtain regulatory approval for the commercialization of a product candidate. Preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we or our collaborators may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials. The results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials.
          Furthermore, the timing and completion of clinical trials, if any, of our product candidates depend on, among other factors, the number of patients we will be required to enroll in the clinical trials and the rate at which those patients are enrolled. Any increase in the required number of patients, decrease in recruitment rates or difficulties retaining study participants may result in increased costs, program delays or both.
          Also, our product candidates may not be effective in treating any of our targeted disorders or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use. Institutional review boards or regulators, including the FDA and the EMEA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks. Additionally, the failure of third parties conducting or overseeing the operation of the clinical trials to perform their contractual or regulatory obligations in a timely fashion could delay the clinical trials. Failure of clinical trials can occur at any stage of testing. Any of these events would adversely affect our ability to market a product candidate.
Our growth could be limited if we are unable to attract and retain key personnel and consultants.
          Our success depends on the ability to attract, train and retain qualified scientific and technical personnel to further our research and development efforts. The loss of services of one or more of our key employees or consultants could have a negative impact on our business and operating results. Locating candidates with the appropriate qualifications can be difficult. Although we expect to be able to attract and retain sufficient numbers of highly skilled employees for the foreseeable future, we may not be able to do so.
          Any growth and expansion into areas and activities that may require additional human resources or expertise, such as regulatory affairs and compliance, would require us to either hire new key personnel or obtain such services via an outsourcing arrangement. The pool of personnel with the skills that we require is limited, and we may not be able to hire or contract such additional personnel.
If our third-party manufacturers’ facilities do not follow current good manufacturing practices, our product development and commercialization efforts may be harmed.
          There are a limited number of manufacturers that operate under the FDA’s and EMEA’s good manufacturing practices regulations and are capable of manufacturing products. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of products for commercial use or clinical study, the termination of, or hold on a clinical study, or

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may delay or prevent filing or approval of marketing applications for our product candidates. In addition we could be subject to sanctions being imposed on us, including fines, injunctions and civil penalties. Changing manufacturers may require additional clinical trials and the revalidation of the manufacturing process and procedures in accordance with FDA and EMEA mandated current good manufacturing practices and will require FDA and EMEA approval. This revalidation may be costly and time consuming. If we are unable to arrange for third-party manufacturing of our product candidates, or to do so on commercially reasonable terms, we may not be able to complete development or marketing of our product candidates.
If we fail to obtain an adequate level of reimbursement for our products by third-party payors, there may be no commercially viable markets for our products or the markets may be much smaller than expected.
          If any of our product candidates are approved for marketing, the availability and levels of reimbursement by governmental and other third-party payors will affect the market for our product candidates. The efficacy, safety and cost-effectiveness of our product candidates as well as the efficacy, safety and cost-effectiveness of any competing products will determine the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement for our product candidates is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues would be reduced.
          Another development that may affect the pricing of drugs is regulatory action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act of 2003, which became law in December 2003, requires the Secretary of the U.S. Department of Health and Human Services to promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public’s health and safety and result in significant cost savings to consumers. To date, the Secretary has made no such finding, but he could do so in the future. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary’s certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we would receive for any products that we may commercialize, negatively affecting our anticipated revenues and prospects for profitability.
Even if our product candidates are approved by regulatory authorities, if we fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our product candidates, these product candidates could be subject to restrictions or withdrawal from the market following approval.
          Any product candidates for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product candidates, will be subject to continual review and periodic inspections by the FDA, EMEA and other regulatory bodies. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our approved product candidates, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such approved product candidates or manufacturing processes, withdrawal of the approved product candidates from the market, voluntary or mandatory recall, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.
Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our product candidates abroad.
          We intend to market our product candidates in international markets. In order to market our product candidates in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA and EMEA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA and EMEA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA and EMEA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA and EMEA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our product candidates in any market.

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We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidates’ commercial success.
          The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect:
•	our ability to generate revenues and achieve profitability;

•	the future revenues and profitability of our potential customers, suppliers and collaborators; and

•	the availability of capital.
          In certain foreign markets, the pricing of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. For example, legislation was enacted on December 8, 2003, which provides a new Medicare prescription drug benefit that began in 2006 and mandates other reforms. While we cannot predict the full effects of the implementation of this new legislation or whether any legislative or regulatory proposals affecting our business will be adopted, the implementation of this legislation or announcement or adoption of these proposals could have a material and adverse effect on our business, financial condition and results of operations.
          Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the cost of our product candidates and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for our product candidates or exclusion of our product candidates from reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our results of operations.
We face the risk of product liability claims and may not be able to obtain insurance.
          Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. In addition, if any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity or reduced acceptance of our product candidates in the market.
Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.
          Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject in the United States to a variety of federal, state and local regulations, and in Europe to European, national, state and local regulations, relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

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If physicians and patients do not accept the product candidates that we may develop, our ability to generate product revenue in the future will be adversely affected.
          The product candidates that we may develop may not gain market acceptance among physicians, healthcare payors, patients and the medical community. Market acceptance of and demand for any product candidate that we may develop will depend on many factors, including:
•	our ability to provide acceptable evidence of safety and efficacy;

•	convenience and ease of administration;

•	prevalence and severity of adverse side effects;

•	availability of alternative treatments;

•	cost effectiveness;

•	effectiveness of our marketing strategy and the pricing of any product candidate that we may develop;

•	publicity concerning our product candidates or competitive products; and

•	our ability to obtain third-party coverage or reimbursement.
Legislative or regulatory reform of the healthcare system may affect our ability to sell our approved product candidates profitably.
          In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system in ways that could impact upon our ability to sell our approved product candidates profitably. In the United States in recent years, new legislation has been enacted at the federal and state levels that would effect major changes in the healthcare system, either nationally or at the state level. These new laws include a prescription drug benefit for Medicare beneficiaries and certain changes in Medicare reimbursement. Given the recent enactment of these laws, it is still too early to determine its impact on the pharmaceutical industry and our business. Further federal and state proposals are likely. More recently, administrative proposals are pending and others have become effective that would change the method for calculating the reimbursement of certain drugs. The adoption of these proposals and potential adoption of pending proposals may affect our ability to raise capital, obtain additional collaborators or market our approved product candidates. Such proposals may reduce our revenues, increase our expenses or limit the markets for our approved product candidates. In particular, we expect to experience pricing pressures in connection with the sale of our approved product candidates due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.
Risks Relating to Our Intellectual Property and Litigation
Our success depends on our ability to maintain and enforce our licensing arrangements with various third party licensors.
          We are party to intellectual property licenses and agreements that are important to our business and expect to enter into similar licenses and agreements in the future. These licenses and agreements impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance and other obligations on us. If we or our collaborators fail to perform under these agreements or otherwise breach obligations thereunder, we could lose intellectual property rights that are important to our business.
We may become involved in expensive patent litigation or other intellectual property proceedings, which could result in liability for damages or require us to stop our development and commercialization efforts.
          There has been significant litigation in the biotechnology industry over patents and other proprietary rights. Our patents and patents that we have licensed the rights to may be the subject of other challenges by our competitors in Europe, the United States and elsewhere. Furthermore, our patents and the patents that we have licensed the rights to may be circumvented, challenged, narrowed in scope, declared invalid, or unenforceable. Legal standards relating to the scope of claims and the validity of patents in the

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biotechnology field are still evolving, and no assurance can be given as to the degree of protection any patents issued to or licensed to us would provide. The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time consuming. Litigation and interference and opposition proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. Further, the outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. An adverse determination in an interference proceeding or litigation to which we may become a party could subject us to significant liabilities to third parties or require us to seek licenses from third parties. If required, the necessary licenses may not be available on acceptable terms or at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from commercializing our product candidates, which could have a material and adverse effect on our business, financial condition and results of operations.
We cannot be certain we will be able to obtain additional patent protection to protect our product candidates and technology.
          We cannot be certain that patents will be issued on our product candidates as a result of pending applications filed to date. If a third party has also filed a patent application relating to an invention claimed by us or our licensors, we may be required to participate in an interference proceeding in the United States or an opposition proceeding in Europe, or similar proceedings in one or more foreign jurisdictions to determine priority of invention, which could result in substantial uncertainties and cost for us, even if the eventual outcome is favorable to us. The degree of future protection for our proprietary rights is uncertain. For example:
•	we or our licensors might not have been the first to make the inventions covered by each of our patents and our pending patent applications;

•	we or our licensors might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	any patents under which we hold rights may not provide us with a basis for commercially-viable products, may not provide us with any competitive advantages or may be challenged by third parties as not infringed, invalid, or unenforceable under United States or foreign laws;

•	any of the issued patents under which we hold rights may not be valid or enforceable; or

•	we may develop additional proprietary technologies that are not patentable and which may not be adequately protected through trade secrets, for example, if a competitor independently develops duplicative, similar, or alternative technologies.
If we are not able to protect and control our unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.
          We also rely on proprietary trade secrets and unpatented know-how to protect our research, development and manufacturing activities, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We attempt to protect our trade secrets and unpatented know-how by requiring our employees, consultants and advisors to execute a confidentiality and non-use agreement. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets will not otherwise become known or independently developed by a third party. Our trade secrets, and those of our present or future collaborators that we utilize by agreement, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates.
If our product candidates violate third party patents, we could be forced to pay royalties or cease selling our approved product candidates.
          Our commercial success will depend in part on not infringing the patents or violating the proprietary rights of third parties. We are aware of competing intellectual property relating to our areas of practice. Competitors or third parties may obtain patents that

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may cover subject matter we use in developing the technology required to bring our product candidates to market, that we use in producing our product candidates, or that we use in treating patients with our product candidates.
          In addition, from time to time we receive correspondence inviting us to license patents from third parties. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we believe that our pre-commercialization activities fall within the scope of an available exemption against patent infringement provided by 35 U.S.C. § 271(e) and similar research exemptions in Europe, and that our subsequent manufacture of our commercial products, if any, will also not require the license of any of these patents, claims may be brought against us in the future based on these or other patents held by others.
          Third parties could bring legal actions against us claiming we infringe their patents or proprietary rights, and seek monetary damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product candidates or products. If we become involved in any litigation, it could consume a substantial portion of our resources, regardless of the outcome of the litigation. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license to continue to manufacture or market the affected product candidates or products, in which case we may be required to pay substantial royalties or grant cross-licenses to our patents. However, there can be no assurance that any such license will be available on acceptable terms or at all. Ultimately, we could be prevented from commercializing a product candidate, or forced to cease some aspect of our business operations, as a result of claims of patent infringement or violation of other intellectual property rights, which could harm our business.
          We know that others have filed patent applications in various countries that relate to several areas in which we are developing product candidates. Some of these patent applications have already resulted in patents and some are still pending. The pending patent applications may also result in patents being issued. In addition, patent applications are secret until patents are published in the United States or foreign countries, and in certain circumstances applications are not published until a patent is issued, so it may not be possible to be fully informed of all relevant third party patents. Publication of discoveries in the scientific or patent literature often lags behind actual discoveries. All issued patents are entitled to a presumption of validity under the laws of the United States and certain other countries. Issued patents held by others may therefore limit our ability to develop commercial products. If we need licenses to such patents to permit us to develop or market our product candidates, we may be required to pay significant fees or royalties and we cannot be certain that we would be able to obtain such licenses at all.
We may incur substantial costs enforcing our patents, defending against third-party patents, invalidating third-party patents or licensing third-party intellectual property, as a result of litigation or other proceedings relating to patent and other intellectual property rights.
          We may not have rights under some patents or patent applications that may cover technologies that we use in our research, drug targets that we select, or product candidates that we seek to develop and commercialize. Third parties may own or control these patents and patent applications in the United States, Europe or in other countries. These third parties could bring claims against us, or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit. We, or our collaborators therefore may choose to seek, or be required to seek, a license from the third-party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we, or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product candidate, or forced to cease some aspect of our business operations, as a result of patent infringement claims, which could harm our business.
          There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. Although we are not currently a party to any patent litigation or any other adversarial proceeding, including any interference proceeding declared before the United States Patent and Trademark Office, regarding intellectual property rights with respect to our product candidates and technology, we may become so in the future. We are not currently aware of any actual or potential third party infringement claim involving our product candidates. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent or other proceeding is resolved

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against us, we may be enjoined from researching, developing, manufacturing or commercializing our product candidates without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.
          Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.
We may not be successful in our efforts to expand our portfolio of product candidates and develop additional delivery technologies.
          A key element of our strategy is to discover, develop and commercialize a portfolio of new drugs and technologies to deliver those drugs safely and efficiently. We are seeking to do so through our internal research programs and in-licensing. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets, product candidates and delivery technologies require substantial technical, financial and human resources whether or not any candidates or technologies are ultimately identified. Our research programs may initially show promise in identifying potential product candidates or delivery technologies, yet fail to yield product candidates or delivery technologies for clinical development for any of the following reasons:
•	research methodology used may not be successful in identifying potential product candidates;

•	potential delivery technologies may not safely or efficiently deliver our product candidates; and

•	product candidates may on further study be shown to have adverse side effects or other characteristics that indicate they are unlikely to be safe or effective.
          If we are unable to discover suitable potential product candidates, develop additional delivery technologies through internal research programs or in-license suitable product candidates or delivery technologies on acceptable business terms, our business prospects will suffer.
If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our potential products.
          The following factors are important to our success:
•	receiving patent protection for our product candidates;

•	preventing others from infringing our intellectual property rights;

•	maintaining our patent rights and trade secrets; and

•	protecting our trademarks.
          We will be able to protect our intellectual property rights in patents and trade secrets from unauthorized use by third parties only to the extent that such intellectual property rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.
          To date, we have sought to protect our proprietary positions by filing U.S., European and other foreign patent applications related to our important proprietary technology, inventions and improvements. Because the patent position of pharmaceutical and biopharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office and European patents may be subject to opposition proceedings in the European Patent Office or comparable proceedings in corresponding foreign patent offices, which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Thus, any patents that we own or license from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third-party

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receiving the patent rights sought by us, which in turn could affect our ability to market a potential product to which that patent filing was directed. Our pending patent applications, those that we may file in the future, or those that we may license from third parties may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. We rely on third-party payment services for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. For example, compulsory licenses may be required in cases where the patent owner has failed to “work” the invention in that country, or the third-party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property protection, which makes it difficult to stop infringement.
          In addition, our ability to enforce our patent rights depends on our ability to detect infringement. We are not currently aware of any actual or potential infringement claim involving our intellectual property rights. It is difficult to detect infringers who do not advertise the compounds that are used in their products. Any litigation to enforce or defend our patent rights, even if we prevail, could be costly and time-consuming and would divert the attention of management and key personnel from business operations.
          We have also relied on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive positions. We have sought to protect this information by entering into confidentiality agreements with parties that have access to it, such as strategic partners, collaborators, employees and consultants. Any of these parties may breach these agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were disclosed to, or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.
If licensees or assignees of our intellectual property rights breach any of the agreements under which we have licensed or assigned our intellectual property to them, we could be deprived of important intellectual property rights and future revenue.
          We are a party to intellectual property out-licenses, collaborations and agreements that are important to our business and expect to enter into similar agreements with third parties in the future. Under these agreements, we license or transfer intellectual property to third parties and impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance, and other obligations on them. If a third party fails to comply with these requirements, we generally retain the right to terminate the agreement, and to bring a legal action in court or in arbitration. In the event of breach, we may need to enforce our rights under these agreements by resorting to arbitration or litigation. During the period of arbitration or litigation, we may be unable to effectively use, assign or license the relevant intellectual property rights and may be deprived of current or future revenues that are associated with such intellectual property.
We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
          Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize certain product candidates, which would adversely affect commercial development efforts.
We may become involved in securities class action litigation that could divert management’s attention and harm our business.
          The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of

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litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.
Risks Relating to the Merger
We will need to modify our finance and accounting systems, procedures and controls to integrate the operations of CancerVax into the operations of Micromet, which modifications may be time consuming and expensive to implement, and there is no guarantee that we will be able to do so.
          As a public reporting company, we are required to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including Section 404 of the Sarbanes-Oxley Act of 2002. As a result of the merger between CancerVax and Micromet AG, we will need to upgrade the existing, and implement additional, procedures and controls to incorporate the operations of Micromet AG. These updates may require significant time and expense, and there can be no guarantee that we will be successful in implementing them. Furthermore, certain of the managerial, financial and accounting personnel who worked for CancerVax prior to its merger with Micromet AG have terminated their employment with us. The loss of these personnel could limit our ability to successfully complete these updates. If we are unable to complete the required modifications to our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our internal control over financial reporting, which could have a material adverse effect on our stock price.
Integrating our business operations may divert management’s attention away from our operations.
          The successful integration of CancerVax into Micromet’s technical and business operations may place a significant burden on our management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could result in delays in our clinical trials and product development programs and could otherwise harm our business, financial condition and operating results.
If one or more of our product candidates cannot be shown to be safe and effective in clinical trials, is not approvable or not commercially successful, then the benefits of the merger may not be realized.
          Following the merger, we have two product candidates in clinical trials, and we plan to commence clinical trials for at least one additional product candidate in 2007. All of these product candidates must be rigorously tested in clinical trials, and be shown to be safe and effective before the FDA, the EMEA or other regulatory authorities will consider them for approval. Failure to demonstrate that one or more of our product candidates is safe and effective, or significant delays in demonstrating such safety and efficacy, could diminish the benefits of the merger. Failure to obtain marketing approval of one or more of our product candidates from appropriate regulatory authorities, or significant delays in obtaining such approval, could diminish the benefits of the merger. If approved for sale, our product candidates must be successfully commercialized. Failure to successfully commercialize one or more of our product candidates could diminish the benefits of the merger.
The merger may result in dilution of future earnings per share to the former stockholders of CancerVax and Micromet.
          The merger may result in greater net losses or a weaker financial condition compared to that, which would have been achieved by either CancerVax or Micromet on a stand-alone basis. The merger could fail to produce the benefits that the companies anticipated, or could have other adverse effects that the companies did not foresee. In addition, some of the assumptions that either company made in connection with the decision to complete the merger, such as the achievement of operating synergies, may not be realized. In this event, the merger could result in greater losses as compared to the losses that would have been incurred by either CancerVax or Micromet if the merger had not occurred.
Risks Relating to Our Product Manufacturing and Sales
We will depend on our collaborators and third-party manufacturers to produce most, if not all, of our product candidates and if these third parties do not successfully manufacture these product candidates our business will be harmed.
          We have no manufacturing experience or manufacturing capabilities for clinical or commercial material. In order to continue to develop product candidates, apply for regulatory approvals, and commercialize our product candidates following approval, we or our collaborators must be able to manufacture or contract with third parties to manufacture our product candidates in clinical and

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commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. The manufacture of our product candidates may be complex, difficult to accomplish and difficult to scale-up when large-scale production is required. Manufacture may be subject to delays, inefficiencies and poor or low yields of quality products. The cost of manufacturing our product candidates may make them prohibitively expensive. If supplies of any of our product candidates or related materials become unavailable on a timely basis or at all or are contaminated or otherwise lost, clinical trials by us and our collaborators could be seriously delayed. This is due to the fact that such materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.
          To the extent that we, or our collaborators, seek to enter into manufacturing arrangements with third parties, we and such collaborators will depend upon these third parties to perform their obligations in a timely and effective manner and in accordance with government regulations. Contract manufacturers may breach their manufacturing agreements because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us. Contract manufacturers are subject to ongoing periodic, unannounced inspection by the FDA and EMEA and corresponding state and foreign agencies or their designees to ensure strict compliance with current good manufacturing practices and other governmental regulations and corresponding foreign standards. Failure of contract manufacturers or our collaborators or us to comply with applicable regulations could result in sanctions being imposed, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. If we need to change manufacturers, the FDA, EMEA and corresponding foreign regulatory agencies must approve these manufacturers in advance. This would involve testing and pre-approval inspections to ensure compliance with FDA, EMEA and other foreign regulations and standards. If third-party manufacturers fail to perform their obligations, our competitive position and ability to generate revenue may be adversely affected in a number of ways, including:
•	we and our collaborators may not be able to initiate or continue clinical trials of product candidates that are under development;

•	we and our collaborators may be delayed in submitting applications for regulatory approvals for our product candidates; and

•	we and our collaborators may not be able to meet commercial demands for any approved products.
We have no sales or marketing experience and, as such, will depend significantly on third parties who may not successfully sell our product candidates following approval.
          We have no sales, marketing or product distribution experience. If we receive required regulatory approvals, we plan to rely primarily on sales, marketing and distribution arrangements with third parties, including our collaborative partners. For example, as part of our agreements with Serono and MedImmune, we have granted our collaborators rights to distribute certain products resulting from such collaborations, if any are ever successfully developed. We may have to enter into additional marketing arrangements in the future and we may not be able to enter into these additional arrangements on terms which are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties and sales through these third parties could be less profitable to us than direct sales. These third parties could sell competing products and may devote insufficient sales efforts to our product candidates following approval. Our future revenues will be materially dependent upon the success of the efforts of these third parties.
          We may seek to independently market products that are not already subject to marketing agreements with other parties. If we determine to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:
•	we may not be able to attract and build a significant and skilled marketing staff or sales force;

•	the cost of establishing a marketing staff or sales force may not be justifiable in light of the revenues generated by any particular product; and

•	our direct sales and marketing efforts may not be successful.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          Any statements in this prospectus about our expectations, beliefs, plans, objectives, assumptions or future events or performance that are not historical facts are forward-looking statements. Such forward-looking statements include statements regarding the issuance of shares of our common stock under the CEFF, the effects of the merger between CancerVax and Micromet AG, the ongoing integration activities following the merger, the efficacy, safety and intended utilization of our product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. You can identify these forward-looking statements by the use of words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” or “would.” Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, statements about the progress and timing of our clinical trials; difficulties or delays in development, testing, obtaining regulatory approval, producing and marketing our product candidates; unexpected adverse side effects or inadequate therapeutic efficacy of our product candidates that could delay or prevent product development or commercialization, or that could result in recalls or product liability claims; the scope and validity of patent protection for our product candidates; competition from other pharmaceutical or biotechnology companies; our ability to obtain additional financing to support our operations; and other risks detailed in our Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006; our Quarterly Report on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 filed with the Securities and Exchange Commission on May 10, 2006 and August 8, 2006, respectively; in the proxy statement/prospectus dated March 31, 2006, filed with the Securities and Exchange Commission on April 3, 2006; and the discussions set forth above under the caption “Risk Factors.”
          Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.
USE OF PROCEEDS
          We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholder pursuant to this prospectus. Any sale of shares by us to Kingsbridge under the common stock purchase agreement or in connection with the exercise of the Kingsbridge warrant will be made pursuant to an exemption from the registration requirements of the Securities Act. We will use the proceeds from these sales for general corporate purposes, including clinical trials, production and supply activities, research and development activities, regulatory affairs expenses and general and administrative expenses. The amounts and timing of our actual expenditures will depend on numerous factors, such as the progress of our product development and commercialization efforts and the amount of cash used by our operations. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we currently are not planning or negotiating any such transactions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of shares to Kingsbridge. Accordingly, we will retain broad discretion over the use of these proceeds, if any.
SELLING STOCKHOLDER
          This prospectus relates to the possible resale by the selling stockholder, Kingsbridge, of shares of common stock that we may issue pursuant to the common stock purchase agreement we entered into with Kingsbridge on August 30, 2006, or upon exercise of the warrant that we issued to Kingsbridge on August 30, 2006. We have filed the registration statement of which this prospectus is a part with the SEC pursuant to the provisions of the registration rights agreement we entered into with Kingsbridge.
          The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the shares that it acquires under the common stock purchase agreement or upon exercise of the warrant.
          The following table presents information regarding Kingsbridge, as the selling stockholder, and the shares that it may offer and sell from time to time under this prospectus. This table is prepared based on information supplied to us by the selling stockholder, and reflects holdings as of August 30, 2006. As used in this prospectus, the term “selling stockholder” includes Kingsbridge and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

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          Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. The percentage of shares of common stock beneficially owned prior to the offering shown in the table below is based both on an aggregate of 31,413,032 shares of our common stock outstanding on August 30, 2006, and on the assumption that all shares of common stock issuable under the common stock purchase agreement with Kingsbridge and all shares of common stock issuable upon exercise of the warrant are outstanding as of that date.

	Shares of Common Stock			Number of	Shares of Common Stock
	Beneficially Owned			Shares Being	Beneficially Owned
	Prior to Offering			Offered	After Offering
Stockholders	Number		Percent		Number	Percent
Kingsbridge Capital Limited(1)	6,536,193	(2)	17.2%	6,536,193	0	*

*	Less than one percent.

(1)	The business address of Kingsbridge Capital Limited is Attention: Tony Hillman, PO Box 1075, Elizabeth House, 9 Castle Street, St Helier, Jersey, JE42QP, Channel Islands.

(2)	Consists of 6,251,193 shares of common stock, the maximum number of shares of common stock issuable under the common stock purchase agreement we entered into with Kingsbridge on August 30, 2006, and 285,000 shares of common stock issuable upon exercise of the warrant we issued to Kingsbridge on August 30, 2006, which warrant is not exercisable before the six-month anniversary of the date of issuance of the warrant. For the purposes hereof, we assume the issuance of all 6,536,193 shares. Maria O’Donoghue and Adam Gurney have shared voting and investment control of the securities held by Kingsbridge.

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PLAN OF DISTRIBUTION
          We are registering 6,536,193 shares of common stock under this prospectus on behalf of Kingsbridge. Except as described below, to our knowledge, the selling stockholder has not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares of common stock offered hereby, nor, except as described below, do we know the identity of the brokers or market makers that will participate in the sale of the shares.
          The selling stockholder may decide not to sell any shares. The selling stockholder may from time to time offer some or all of the shares of common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares of common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholder may arrange for other broker-dealers to participate. Kingsbridge is an “underwriter” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Kingsbridge has advised us that it may effect resales of our common stock through any one or more registered broker-dealers. To the extent the selling stockholder may be deemed to be an underwriter, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.
          The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made over the Nasdaq Global Market, on the over-the-counter market, otherwise, or in a combination of such methods of sale, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of common stock may be sold according to one or more of the following methods:
•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.
          Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholder may transfer the shares by other means not described in this prospectus.
          Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the Nasdaq Global Market, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:

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•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.
          Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Kingsbridge and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholder or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.
          We have agreed to pay the expenses of registering the shares of common stock under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees, as well as certain fees of counsel for the selling stockholder incurred in the preparation of the CEFF agreements and the registration statement of which this prospectus forms a part. The selling stockholder will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as transfer taxes and certain other expenses associated with the sale of securities.
          Under the terms of the Kingsbridge common stock purchase agreement and the registration rights agreement, we have agreed to indemnify the selling stockholder and certain other persons against certain liabilities in connection with the offering of the shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.
          At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC, to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock. We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.
LEGAL MATTERS
          The validity of the securities being offered hereby will be passed upon by Cooley Godward LLP, Reston, Virginia.
EXPERTS
          The financial statements of Micromet AG at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in the registration statement and related proxy statement/prospectus of CancerVax Corporation, which are incorporated by reference and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, independent auditors, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Micromet AG’s ability to continue as a going concern as described in Note 2

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to the financial statements) incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
          Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of CancerVax Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting of CancerVax Corporation as of December 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment of CancerVax Corporation are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
MATERIAL CHANGES
          On May 5, 2006, CancerVax Corporation completed a merger with Micromet AG, a privately-held German company, pursuant to which CancerVax’s wholly owned subsidiary, Carlsbad Acquisition Corporation, merged with and into Micromet Holdings, Inc., a newly created parent corporation of Micromet AG. Micromet Holdings became a wholly owned subsidiary of CancerVax and was the surviving corporation in the merger. CancerVax issued to Micromet AG stockholders shares of CancerVax common stock and CancerVax assumed all of the stock options, stock warrants and restricted stock of Micromet Holdings outstanding as of May 5, 2006, such that the former Micromet AG stockholders, option holders, warrant holders and note holders owned, as of the closing, approximately 67.5% of the combined company on a fully-diluted basis and former CancerVax stockholders, option holders and warrant holders owned, as of the closing, approximately 32.5% of the combined company on a fully-diluted basis. In connection with the merger, CancerVax was renamed “Micromet, Inc.” Included below is an unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2006, which reflects financial results as if the merger had taken place on January 1, 2006.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
          The following unaudited pro forma condensed combined statement of operations gives effect to the merger between CancerVax Corporation and Micromet AG. For accounting purposes, Micromet AG is considered to have acquired CancerVax in the transaction. Accordingly, the purchase price is allocated among the fair values of the assets and liabilities of CancerVax, while the historical results of Micromet AG are reflected in the results of the combined company. The transaction was accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141, Business Combinations. Under the purchase method of accounting, the total purchase price, calculated as described in Note 2 to this unaudited pro forma condensed combined statement of operations, was allocated to the tangible and intangible assets acquired and liabilities assumed in connection with the transaction based on their estimated fair values as of the completion of the transaction. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is allocated to goodwill. Our unaudited balance sheet as of June 30, 2006, which reflects the completion of the transaction, is incorporated herein by reference from our Form 10-Q for the quarter ended June 30, 2006, and our pro forma statement of operations for the year ended December 31, 2005 is incorporated by reference to CancerVax’s proxy statement/prospectus dated March 31, 2006. Accordingly, the only pro forma financial statement presented herein is our pro forma statement of operations for the six months ended June 30, 2006.
          For purposes of this unaudited pro forma condensed combined statement of operations, management has made a preliminary allocation of the total purchase price to the tangible and intangible assets acquired and liabilities assumed based on their fair values as of the merger date, as described in Note 2 to this unaudited pro forma condensed combined statement of operations.
          The unaudited pro forma condensed combined statement of operations presented below is based upon the historical statements of operations of CancerVax and Micromet, Inc. formerly Micromet AG, adjusted to give effect to the acquisition of CancerVax by Micromet AG for accounting purposes. The pro forma adjustments are described Note 3 to this unaudited pro forma condensed combined statement of operations.
          The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2006 is presented as if the transaction was consummated on January 1, 2006 and combines the historical results of CancerVax and Micromet Inc. for the six months ended June 30, 2006. The historical results of Micromet, Inc., were derived from its unaudited statement of operations for the six months ended June 30, 2006 incorporated herein. The historical results of CancerVax were derived from CancerVax’s unaudited consolidated statement of operations and are not included or incorporated herein for the period January 1 to May 4, 2006.

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          The unaudited pro forma condensed combined statement of operations has been prepared by management for illustrative purposes only and is not necessarily indicative of the results of operations in future periods or the results that actually would have been realized had CancerVax and Micromet, Inc. been a combined company during the specified period. The unaudited pro forma condensed combined statement of operations, including the notes thereto, is qualified in its entirety by reference to, and should be read in conjunction with, the historical financial statements of CancerVax and Micromet AG for the year ended December 31, 2005 and of Micromet, Inc. of the six months ended June 30, 2006, which are incorporated by reference herein.

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Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2006
(In thousands, except per share amounts)

	Micromet	CancerVax	Pro Forma		Pro Forma
	Historical	Historical (1)	Adjustments		Combined
Revenues	$9,140	$452	—		$9,592
Operating expenses:
Research and development	14,032	2,480	(53	)A	16,459
In-process research and development	20,890		(20,890	)B	—
General and administrative	5,200	6,603	(10	)A	10,636
			(1,157	)E
Restructuring charges	—	3,658	—		3,658
Impairment of long-lived assets	—	577	—		577

Total operating expenses	40,122	13,318	(22,110)		31,330

Other income (expense), net	(639)	170	(32	)C	(400)
			101	D

Net loss	$(31,621)	$(12,696)	$22,179		$(22,138)

Basic and diluted net loss per share	$(1.47)				$(0.79)

Weighted average shared used to compute basic and diluted net loss per share	21,529		6,478	F	28,007

(1)	Reflects CancerVax historical results of operations for the period from January 1, 2006 through May 4, 2006.
Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
1. Basis of Presentation
          On May 5, 2006, CancerVax Corporation completed a merger with Micromet AG, a privately-held German company, pursuant to which CancerVax’s wholly owned subsidiary, Carlsbad Acquisition Corporation, merged with and into Micromet Holdings, Inc., a newly created parent corporation of Micromet AG. Micromet Holdings became a wholly owned subsidiary of CancerVax and was the surviving corporation in the merger. CancerVax issued to Micromet AG stockholders shares of CancerVax common stock and CancerVax assumed all of the stock options, stock warrants and restricted stock of Micromet Holdings outstanding as of May 5, 2006, such that the former Micromet AG stockholders, option holders, warrant holders and note holders owned, as of the closing, approximately 67.5% of the combined company on a fully-diluted basis and former CancerVax stockholders, option holders and warrant holders owned, as of the closing, approximately 32.5% of the combined company on a fully-diluted basis. In connection with the merger, CancerVax was renamed “Micromet, Inc.”
          As former Micromet AG security holders own approximately 67.5% of the voting stock of the combined company after the merger, Micromet AG is deemed to be the acquiring company for accounting purposes and the transaction was accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. Accordingly, CancerVax’s assets and liabilities are recorded as of the merger closing date at their estimated fair values.

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2. Purchase Price
          The fair value of the 9,380,457 outstanding shares of CancerVax common stock used in determining the purchase price was $41.0 million or $4.38 per share, based on the average of the closing prices for a range of trading days (January 5, 2006 through January 11, 2006, inclusive) around and including the announcement date of the merger transaction. The fair value of the CancerVax stock options and stock warrants assumed by Micromet was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $4.38, which is the value ascribed to the CancerVax common stock in determining the purchase price; volatility of 75%; dividend rate of 0%; risk-free interest rate of 4.0%; and a weighted average expected option life of 0.88 years.
          The purchase price is summarized as follows (in thousands):

Fair value of CancerVax common stock	$41,030
Estimated fair value of CancerVax stock options and stock warrants assumed	710
Estimated transaction costs incurred by Micromet	2,257

Total purchase price	$43,997
          Under the purchase method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of CancerVax based on their estimated fair values as of the merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is allocated to goodwill.
          The preliminary allocation of the total purchase price, as shown above, to the acquired tangible and intangible assets and assumed liabilities of CancerVax based on their fair values as of the merger date are as follows (in thousands):

Cash and cash equivalents	$39,645
Receivables under collaborations	447
Restricted cash	2,280
Other assets	569
Accounts payable	(2,639)
Accrued expenses	(5,764)
Current portion of long-term debt obligations	(16,816)
Long-term liabilities	(1,532)

Net book value of acquired assets and liabilities	16,190
In-process research and development	20,890
Goodwill	6,917

Total purchase price	$43,997

          The acquired in-process research and development (“IPR&D”) projects consists of the following: D93 and other denatured collagen related anti-angiogenesis programs that potentially target various solid tumors; SAI-EGF and related programs that target the epidermal growth factor receptor, or, EGFR, signaling pathway that potentially target non-small cell lung cancer and various solid tumors; GD2, a humanized, monoclonal antibody that appears to target tumor-associated antigens that are expressed in a variety of solid tumor cancers; and certain other non-denatured collagen related humanized, monoclonal antibodies and peptides that potentially target various solid tumors.
          The fair value of the IPR&D projects was determined utilizing the income approach, assuming that the rights to the IPR&D projects will be sub-licensed to third parties in exchange for certain up-front, milestone and royalty payments, and the combined company will have no further involvement in the ongoing development and commercialization of the projects. Under the income approach, the expected future net cash flows from sub-licensing for each IPR&D project are estimated, risk-adjusted to reflect the risks inherent in the development process and discounted to their net present value. Significant factors considered in the calculation of the discount rate are the weighted-average cost of capital and return on assets. Management believes that the discount rate utilized is consistent with the projects’ stage of development and the uncertainties in the estimates described above. Because the acquired IPR&D projects are in the early stages of the development cycle, the amount allocated to IPR&D was recorded as an expense immediately upon completion of the merger.
          We expect to finalize our purchase price allocation by May 2007.

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3. Pro Forma Adjustments
          The unaudited pro forma condensed combined statement of operations includes certain pro forma adjustments to give effect to certain significant capital transactions of Micromet occurring as a direct result of the merger, and the acquisition of CancerVax by Micromet for accounting purposes.
          The unaudited pro forma condensed combined statement of operations does not include any adjustments for income taxes as the combined company is anticipated to incur taxable losses for the foreseeable future.
          The pro forma adjustments are as follows (in thousands, except share and per share amounts):
          (A) To eliminate the historical depreciation expense on property and equipment recognized by CancerVax for the six months ended June 30, 2006. The depreciation expense associated with the value of CancerVax property and equipment acquired in the merger has not been reflected in the pro forma statement of operations because there has been no value assigned to the assets during purchase accounting and, therefore, the depreciation expense will not have a material impact on continuing operations.
          (B) To eliminate the estimated fair value of in-process research and development acquired in the merger. Because the in-process research and development charge is directly attributable to the merger and will not have a continuing impact, it is being eliminated in the pro forma statement of operations.
          (C) To eliminate the estimated interest income earned during the six months ended June 30, 2006 by Micromet as a result of borrowing approximately €2.0 million, or $2.5 million, from Technologie-Beteiligungs-Gesellschaft mbH, or tbg, in lieu of using existing cash and cash equivalents.
          (D) To eliminate the interest expense recognized during the six months ended June 30, 2006 associated with certain of Micromet’s long-term debt obligations with tbg as a result of the settlement of the debt upon completion of the merger.
          (E) To eliminate the severance obligations due to David F. Hale, CancerVax’s President and Chief Executive Officer, and certain other CancerVax employees upon completion of the merger. Mr. Hale’s employment was terminated effective upon completion of the merger, although Mr. Hale is continuing as the chairman of the board of directors of the combined company. Because the expense associated with the severance obligation is directly attributable to the merger and will not have a continuing impact, it is being eliminated in the pro forma statement of operations.
          (F) To reflect the pro rata portion of the 9,380,457 shares held by CancerVax stockholders immediately prior to the merger as if they were all outstanding as of January 1, 2006.
WHERE YOU CAN FIND MORE INFORMATION
          We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (760) 494-4235 or sending an email to investors@micromet-inc.com. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Micromet. The SEC’s Internet site can be found at http://www.sec.gov.
          We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including any filings after the date of this prospectus but before the end of any offering made under this prospectus. Except as set forth below, the SEC file number for the documents incorporated by reference in this prospectus is 0-50440. We incorporate by reference the following information that has been filed with the SEC:

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•	our current report on Form 8-K filed by CancerVax with the SEC on January 9, 2006 (except for the information furnished under Item 7.01 or any related exhibit);

•	our annual report on Form 10-K for the year ended December 31, 2005 filed by CancerVax with the SEC on March 16, 2006;

•	our current report on Form 8-K filed by CancerVax with the SEC on March 20, 2006;

•	our current report on Form 8-K filed by CancerVax with the SEC on March 24, 2006;

•	our current report on Form 8-K filed by CancerVax with the SEC on March 31, 2006;

•	information included in the proxy statement/prospectus filed by CancerVax pursuant to Rule 424(b)(3) of the Securities Act with the SEC on April 3, 2006 (Reg. No. 333-131817) under the headings “Micromet Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Micromet Executive Compensation and Other Information,” “Management of the Combined Company After the Merger,” “Certain Relationships and Related Transactions,” “Combined Company Security Ownership by Certain Beneficial Owners,” “Information Regarding Micromet’s Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Micromet” and “Micromet Quantitative and Qualitative Disclosures About Market Risk,” and the audited financial statements of Micromet AG contained therein;

•	our current report on Form 8-K filed by CancerVax with the SEC on April 20, 2006;

•	our current report on Form 8-K filed by CancerVax with the SEC on May 1, 2006;

•	our current report on Form 8-K filed with the SEC on May 9, 2006;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006 filed with the SEC on May 10, 2006;

•	our current report on Form 8-K filed with the SEC on May 11, 2006 (except for the information furnished under Item 2.02 or any related exhibit);

•	our current report on Form 8-K filed with the SEC on July 26, 2006;

•	our quarterly report on Form 10-Q for the quarterly period ended June 30, 2006 filed with the SEC on August 8, 2006;

•	our current report on Form 8-K filed with the SEC on August 31, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act, filed by CancerVax with the SEC on October 24, 2003.
          In addition, all filings that we make with the SEC pursuant to the Exchange Act of 1934 after the initial filing date of the registration statement, of which this prospectus forms a part, and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.
          Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.
          We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment which indicates the termination of the offering of the securities

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made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.
          We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Micromet, Inc., 2110 Rutherford Road, Carlsbad, California 92008, telephone (760) 494-4235.

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PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
          The following table sets forth the estimated costs and expenses payable by the registrant in connection with the common stock being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates, except for the SEC registration fee.

SEC Registration Fee	$1,741.44
Accounting Fees and Expenses	10,000
Legal Fees and Expenses	30,000
Printing and miscellaneous expenses	5,000

Total	$46,741.44

Item 15. Indemnification of Directors and Officers.
          As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
          These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
          As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:
•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.
          Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended.
Item 16. Exhibits.
     A list of exhibits filed with this registration statement on Form S-3 is set forth on the Exhibit Index and is incorporated herein by reference.
Item 17. Undertakings.
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Carlsbad, California, on September 12, 2006.

MICROMET, INC.

	By:	/s/ Christian Itin

Christian Itin
September 12, 2006		President and Chief Executive Officer
POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Christian Itin and Matthias Alder, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Principal Executive Officer:

/s/ Christian Itin	President and Chief Executive Officer	September 12, 2006

Christian Itin, Ph.D.	and Director

Principal Financial and Accounting Officer:

/s/ Gregor K. Mirow	Senior Vice President of Operations	September 12, 2006

Gregor K. Mirow, M.D., M.B.A.

Additional Directors:
/s/ David F. Hale	Chairman	September 12, 2006

David F. Hale

/s/ Phillip M. Schneider	Director	September 12, 2006

Phillip M. Schneider

/s/ Michael G. Carter	Director	September 12, 2006

Michael G. Carter, M.B., Ch.B., F.R.C.P.

/s/ Barclay A. Phillips	Director	September 12, 2006

Barclay A. Phillips

/s/ Jerry C. Benjamin	Director	September 12, 2006

Jerry C. Benjamin

/s/ Otello Stampacchia	Director	September 12, 2006

Otello Stampacchia, Ph.D.

/s/ John E. Berriman	Director	September 12, 2006

John E. Berriman

/s/ Peter Johann	Director	September 12, 2006

Peter Johann, Ph.D.

EXHIBIT INDEX

Exhibit Number	Exhibits
2.1(1)	Agreement and Plan of Merger, dated as of January 6, 2006, by and among CancerVax Corporation, Carlsbad Acquisition Corporation, Micromet, Inc., and Micromet AG

2.2(4)	Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2006, , by and among CancerVax Corporation, Carlsbad Acquisition Corporation, Micromet, Inc., and Micromet AG

3.1(2)	Registrant’s Amended and Restated Certificate of Incorporation

3.2(3)	Registrant’s Certificate of Amendment of Amended and Restated Certificate of Incorporation

3.3(4)	Registrant’s Second Amended and Restated Bylaws

3.4(3)	First Amendment to Registrant’s Second Amended and Restated Bylaws

3.5(5)	Second Amendment to Registrant’s Second Amended and Restated Bylaws

3.6(6)	Registrant’s Certificate of Designations for Series A Junior Participating Preferred Stock

4.1(7)	Form of Specimen Common Stock Certificate

4.2(8)	Warrant dated August 30, 2006 and issued to Kingsbridge Capital Limited

5.1	Opinion of Cooley Godward LLP

10.1(8)	Common Stock Purchase Agreement dated August 30, 2006 between the Company and Kingsbridge Capital Limited

10.2(8)	Registration Rights Agreement dated August 30, 2006 between the Company and Kingsbridge Capital Limited

23.1	Consent of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, Independent Auditors

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.3	Consent of Cooley Godward LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature pages hereto)

Keys to Exhibits:

(1)	Incorporated by reference from such document filed with the SEC as an exhibit to the Registrant’s Registration Statement on Form S-4 filed with the SEC on March 31, 2006.

(2)	Incorporated by reference from such document filed with the SEC as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on December 11, 2003.

(3)	Incorporated by reference from such document filed with the SEC as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 10, 2006.

(4)	Incorporated by reference from such document filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on March 20, 2006.

(5)	Incorporated by reference from such document filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on July 26, 2006.

(6)	Incorporated by reference from such document filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on November 8, 2004.

(7)	Incorporated by reference from such document filed with the SEC as an exhibit to the Registrant’s Registration Statement on Form S-3 filed with the SEC on December 9, 2004.

(8)	Incorporated by reference from such document filed with the SEC as an exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on August 31, 2006.